15047626

AB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Covington Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 Franklin Street, 3rd Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

I. Benjamin Dunn 617-314-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 38th Floor	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, I. Benjamin Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Covington Associates LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Massachusetts
County of Suffolk
The forgoing document was acknowledged before me this 27 day of February, 2015
SANDRA HAZEL, Notary Public
MY COMMISSION EXPIRES MAY 7, 2015

Notary Public

Signature

Member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVINGTON ASSOCIATES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE
YEARS ENDED DECEMBER 31, 2014 AND 2013

TABLE OF CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Covington Associates LLC

We have audited the accompanying financial statements of Covington Associates LLC (the "Company") which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Covington Associates LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Covington Associates LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (exemption) (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Covington Associates LLC's financial statements. The supplemental information is the responsibility of Covington Associates LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Boston, MA
February 27, 2015

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
Covington Associates LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Covington Associates LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Covington Associates, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Boston, MA
March 3, 2014

COVINGTON ASSOCIATES LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31 2014		December 31 2013	
ASSETS				
Cash and cash equivalents	$	340,185	$	493,119
Accounts receivable		1,337,442		1,259,417
Due from members		17,500		79,713
Other assets		84,237		59,900
Office furniture and equipment, net of accumulated depreciation of $207,720 in 2014 and $167,199 in 2013		129,572		52,473
	$	1,908,936	$	1,944,622
LIABILITIES AND MEMBERS' EQUITY				
Liabilities:				
Accounts payable	$	22,894	$	83,010
Accrued payroll		45,749		8,368
Total Liabilities		68,643		91,378
Members' equity		1,840,293		1,853,244
	$	1,908,936	$	1,944,622

COVINGTON ASSOCIATES LLC

STATEMENTS OF INCOME

	Years Ended December 31	
	2014	2013
REVENUE:		
Placement fees	$ 11,100,897	$ 6,691,487
Consulting income	1,785,216	1,565,289
Other income	270,811	152,728
	$ 13,156,924	$ 8,409,504
EXPENSES:		
Salaries, wages and payroll taxes	1,879,408	1,287,570
Occupancy costs	249,390	251,644
Communications and data processing	73,424	68,119
General and administrative expenses	744,686	773,036
Consultants	3,594,964	2,326,885
Other operating expenses	778,653	657,702
Bad debt expense	514,350	256,532
	7,834,875	5,621,488
NET INCOME	$ 5,322,049	$ 2,788,016

COVINGTON ASSOCIATES LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2014 AND 2013

MEMBERS' EQUITY, January 1, 2013	$	1,243,228
Net income		2,788,016
Distributions to members		(2,178,000)
MEMBERS' EQUITY, December 31, 2013		1,853,244
Net income		5,322,049
Distributions to members		(5,335,000)
MEMBERS' EQUITY, December 31, 2014	$	1,840,293

COVINGTON ASSOCIATES LLC

STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 5,322,049	$ 2,788,016
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	40,521	25,345
Change in operating assets and liabilities:		
Accounts receivable	(78,024)	(635,304)
Other assets	(24,338)	(435)
Accounts payable	(60,116)	49,699
Accrued payroll	37,381	5,289
Total adjustments	(84,576)	(555,406)
Net cash provided by operating activities	5,237,473	2,232,610
CASH FLOWS FROM INVESTING ACTIVITIES:		
Due from/(to) members	62,213	(62,713)
Purchases of office furniture and equipment	(117,620)	(31,843)
Net cash used by investing activities	(55,407)	(94,556)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members	(5,335,000)	(2,178,000)
Net cash used by financing activities	(5,335,000)	(2,178,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(152,934)	(39,946)
CASH AND CASH EQUIVALENTS, beginning of year	493,119	533,065
CASH AND CASH EQUIVALENTS, end of year	$ 340,185	$ 493,119

COVINGTON ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DEC`EMBER 31, 2014 AND 2013

A. Organization and Nature of Business:

Covington Associates LLC (the "Company') was approved on November 25, 2003 as a broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's revenue is primarily derived from providing investment banking services which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission, which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

B. Summary of Significant Accounting Policies:

Revenue recognition:

The Company recognizes revenue from placement fees upon completion of the private placement Offering. A fee is earned by the Company and recorded at the time of the transaction which is reasonably determinable. Advisory fees are typically received monthly and recognized when earned.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers money market mutual funds and all highly liquid debt instruments with a maturity of ninety days or less, when purchased, to be cash equivalents. The Company places its cash deposits and temporary cash investments with high credit quality financial institutions. At times, our cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2014, all of the Company's cash is held at one financial institution.

Office furniture and equipment:

Office furniture and equipment are recorded at cost. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets, which range from three to ten years.

Advertising:

The Company expenses advertising costs as incurred. Advertising expenses amounted to $33,102 and $98,985 for the years ended December 31, 2014 and 2013, respectively.

B. Summary of Significant Accounting Policies -(continued):

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts was considered necessary at December 31, 2014 and 2013.

Use of estimates:

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Income taxes:

The Company is classified as a partnership for federal income purposes. As a result, members are taxed individually on their proportionate share of the Company's earning. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income tax positions, if identified, are classified as additional income tax expense in the statement of income. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2011.

B. Summary of Significant Accounting Policies -(continued):

Subsequent events:

The Company has evaluated subsequent events through the date the financial statements were issued.

C. Commitments:

The Company leases office space in various locations including Boston, MA; Chicago, IL; and New York, NY. These leases expire on various dates through May 2017. In addition to the base rent, the Company is obligated to pay a proportionate share of excess tax and operating costs. Future minimum lease payments required under these operating leases at December 31, 2014 were as follows:

Years Ending December 31,	
2015	$ 221,867
2016	215,376
2017	90,888
	$ 528,131

Rental expense charged to operations amounted to $240,296 and $238,275 for the years ended December 31, 2014 and 2013, respectively.

D. Employee Benefits:

The Company sponsors a 401 (k) Plan. The 401 (k) Plan entitles all full-time employees who meet age and service eligibility requirements to make voluntary contributions to the Plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Company, at its discretion, may contribute to the Plan. The Company contributed $43,076 and $42,720 in 2014 and 2013, respectively.

E. Net Capital Requirement:

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $271,542 which was $266,542 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was .25 to 1, which was less than the maximum ratio of 15 to 1.

COVINGTON ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014 AND 2013 (continued)

F. Major Customers:

During the year ended December 31, 2014, the Company derived gross revenues of $4,557,945 (35%) from three customers. There were no accounts receivable from these customers as of December 31, 2014. During the year ended December 31, 2013, the Company derived gross revenues of $1,194,775 (14%) from one customer. There was no accounts receivable from this customer as of December 31, 2013.

G. Related Party Transactions:

Due from members represents amounts to be reimbursed by certain members for 401(k) contributions made by the Company on their behalf. As of December 31, 2014 and 2013, these reimbursements amounted to $17,500 and $79,713, respectively.

COVINGTON ASSOCIATES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2014

Schedule I

Computation of net capital:	
Total members' equity	$ 1,840,293
Less: non-allowable assets:	
Accounts receivable	(1,337,442)
Due from member	(17,500)
Other assets	(84,237)
Office furniture and equipment - net	(129,572)
Non-allowable assets from the statement of financial condition	(1,568,751)
Net Capital	$ 271,542
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued payroll	$ 68,643
Total Aggregate Indebtedness	$ 68,643
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 4,576
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of minimum net capital requirement of reporting broker/dealer or minimum net capital required)	$ 5,000
Excess net capital	$ 266,542
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 264,678
Percentage of aggregate indebtedness to net capital	0.25 to 1

Reconciliation with Company's Computation

There are no differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2014.

COVINGTON ASSOCIATES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2014

Schedule II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(i).

COVINGTON ASSOCIATES LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2014

Schedule III

Information relating to possession or control requirement is not applicable to Covington Associates, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Covington Associates LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Covington Associates LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Covington Associates LLC stated that Covington Associates LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Covington Associates LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Covington Associates LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Boston, MA
February 27, 2015

Management's Exemption Report

I, as member of management of Covington Associates, LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA).

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 17 C.F.R. § 240.15c3-3 by operating under the exemption provided by 17 C.F.R. § 240.15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2014 through December 31, 2014.

Covington Associates, LLC

By:

Benjamin Dunn
Managing Member

2-27-15

Date

COVINGTON ASSOCIATES LLC

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
ON SCHEDULE OF ASSESMENT AND PAYMENTS (FORM SIPC-7)

FOR THE YEAR ENDED DECEMBER 31, 2014

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members
Covington Associates, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014 which were agreed to by Covington Associates LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Covington Associates LLC's compliance with the applicable instructions of Form SIPC-7. Covington Associates LLC's management is responsible for Covington Associates LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC-7 worksheet calculating the annual assessment, copy of cancelled check for payment, including related bank statement, and traced the accrued expense to the trial balance), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel worksheet reconciling Form SIPC-7 to the quarterly and annual trial balances), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel worksheet reconciling Form SIPC-7 to the quarterly and annual trial balances supporting the adjustments), noting no differences; and

5. Noted there was no overpayment to be applied to the current assessment when compared with Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
February 27, 2015

COVINGTON ASSOCIATES LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

General assessment			$ 30,929
Less: payments made:			
	Date Paid	Amount	
	7/22/14	$ 15,363	(15,363)
Interest on late payment(s)			--
Total assessment balance and interest due			$ 15,566
Payment made with Form SIPC 7			$ 15,566

See independent accountants' agreed upon procedures report.

COVINGTON ASSOCIATES LLC

DETERMINATION OF SIPC NET OPERATING REVENUES

FOR THE YEAR ENDED DECEMBER 31, 2014

Total revenue		$ 13,158,785
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products		--
Revenues from commodity transactions		--
Commissions, floor brokerage and clearance paid to other SIPC members in in connection with securities transactions		--
Reimbursements for postage in connection with proxy solicitation		--
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date		--
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business		--
Other revenue not related either directly or indirectly to the securities business		787,022
Greater of:		
Total interest and dividend expense but not in excess of total interest and dividend income	$ --	
Forty percent of interest earned on customers securities accounts	--	--
Total deductions		787,022
SIPC net operating revenues		$ 12,371,763
General assessment @ .0025		$ 30,929

See independent accountants' agreed upon procedures report.